OPERATING AGREEMENT
OF

SHANTI ELIXIRS, LLC

(A North Carolina Limited Liability Company)

Dated Effective: March 15, 2017

THE OWNERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE NORTH CAROLINA SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE OWNERSHIP INTERESTS IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING THE OWNERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, THE INTEREST OWNER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS OWNERSHIP INTERESTS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

OPERATING AGREEMENT
OF
SHANTI ELIXIRS, LLC
Effective: March 15, 2017

THIS OPERATING AGREEMENT of SHANTI ELIXIRS, LLC (the "Company"), a limited liability company organized pursuant to the North Carolina Limited Liability Company Act, as amended from time to time (the "Act"), is executed effective as of the date set forth above, by and among the Company and the Persons executing this Agreement as the Interest Owners, Members and Managers. This Agreement replaces all prior agreements of the parties regarding the operation of the Company (including without limitation any and all prior partnership agreements between the parties hereto regarding the same subject matter and business venture).

In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and dissolution and winding up of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

ARTICLE I - FORMATION OF THE COMPANY

1.1 **Formation.** The Company was formed on March 15, 2017, upon the filing of the Articles of Organization of the Company with the secretary of state for the State of North Carolina.

1.2 **Name.** The name of the Company is as first set forth in this Agreement.

1.3 **Registered Office and Registered Agent.** The Company's registered office and the name of its registered agent shall be as set forth in the Articles of Organization. The registered office and registered agent may be changed by the Members from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State pursuant to the Act.

1.4 **Principal Place of Business.** The principal place of business of the Company within the State of North Carolina shall be at such place or places as determined from time to time by the Members.

1.5 **Purposes and Powers.**

(a) The purpose and business of the Company shall be to engage in any lawful business for which limited liability companies may be organized under the Act.

(b) The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

1.6 **Term.** The Company shall continue in existence in perpetuity until it is dissolved and its affairs wound up in accordance with the provisions of this Agreement and the Act.

1.7   Nature of Interest Owners' Interests. The interests of the Interest Owners in the Company shall be personal property for all purposes. Legal title to all Property shall be held in the name of the Company. Neither any Interest Owner nor a successor, representative or assign of any Interest Owner, shall have any right, title or interest in or to any Property or the right to partition any Property.

1.8   Classification of the Company. The Interest Owners acknowledge and agree that (i) the Company will not make an election under Treasury Regulations Section 301.7701-3 to be classified as an association taxable as a corporation, and, therefore, will be classified as a partnership for federal income tax purposes and (ii) no Interest Owner is authorized to make such an election on behalf of the Company without the prior written consent of all of the Members.

ARTICLE II - DEFINITIONS

2.1   Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" has the meaning ascribed to such term in the introductory paragraph hereof.

"Adjusted Capital Account Deficit" means, with respect to any Interest Owner, the deficit balance, if any, in such Interest Owner's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

   (a)   Credit to such Capital Account any amounts that such Interest Owner is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

   (b)   Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Agreement" means this Operating Agreement, as amended from time to time pursuant to its terms.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Buy-Sell Event" has the meaning ascribed to such term in Section 9.1.

"Buy-Sell Notice" has the meaning ascribed to such term in Section 9.2.

"Capital Account" means, with respect to any Interest Owner, the capital account maintained for such Interest Owner in accordance with Section 5.6.

"Capital Contribution" means the total amount of cash and the fair market value of any other property (valued for this purpose at initial Gross Asset Value) contributed (or deemed contributed under Treasury Regulations Section 1.704-1(b)(2)(iv)(d)) to the Company made by an Interest Owner or the Interest Owner's predecessor in interest, net of liabilities assumed or to which the property is subject.

Capital Proceeds" means the net cash proceeds resulting from a Capital Transaction.

"Capital Transaction" means any transaction undertaken by the Company or by any entity in which the Company owns an interest, which, were it to generate proceeds, would produce Company Sales Proceeds or Company Refinancing Proceeds.

"Closing" has the meaning ascribed to such term in Section 9.5.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Company" has the meaning ascribed to such term in the introductory paragraph hereof.

"Company Cash Flow" for any period means the excess, if any, of (A) the sum of (i) all gross receipts from any source for such period, other than from Company loans, Capital Transactions and Capital Contributions, and (ii) any funds released by the Company from previously established reserves, over (B) the sum of (i) all cash expenses paid by the Company for such period; (ii) all amounts paid by the Company in such period on account of the amortization of the principal of any debts or liabilities of the Company (including loans from any Interest Owner); (iii) capital expenditures of the Company; and (iv) a reasonable reserve for future expenditures as provided by Section 11.3 provided, however, that the amounts referred to in (B) (i), (ii) and (iii) above shall be taken into account only to the extent not funded by Capital Contributions, Capital Proceeds, Company loans or previously established reserves. Such term shall also include all other funds deemed available for distribution and designated as Company Cash Flow by the Members.

"Company Minimum Gain" means partnership minimum gain as defined in Treasury Regulations Section 1.704-2(d).

"Company Official" means any individual exercising any management authority over the Company whether the individual is a manager or referred to as a manager, director, or officer or given any other title. If the Company shall refer to a person exercising management authority as other than a manager, references herein to "manager" shall be deemed to refer to the applicable Company Official.

"Company Refinancing Proceeds" means (i) the cash realized from the financing or refinancing of all or any portion of the Property, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable reserve for future expenditures as provided by Section 11.3 and (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an interest from such entity financing or refinancing all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable reserve for future expenditures as provided by Section 11.3.

"Company Sales Proceeds" means (i) the cash realized from the sale, exchange, condemnation, casualty or other disposition of all or any portion of the Property, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable reserve for future expenditures as provided by Section 11.3 and (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an interest from the sale, exchange, condemnation, casualty or other disposition of all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable reserve for future expenditures as provided by Section 11.3.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

"Disinterested Member" means a Member who is not related (within the meaning of Code Section 267(b) or Code Section 707(b)(1)) to either the Interest Owner whose Ownership Interest is to be transferred as provided in Article VIII or the proposed transferee of such Ownership Interest, and if none, a Member whose Ownership Interest is not being transferred as provided in Article VIII and is not the proposed transferee of such Ownership Interest.

"Distribution" means any money or other Property distributed to an Interest Owner with respect to the Interest Owner's Ownership Interest.

"Domestic Proceeding" means any divorce, annulment, separation, or similar proceeding.

"Economic Interest" means the Percentage Interest, Capital Account and other proprietary interest of an Interest Owner in the capital, income, losses, credits and other economic rights and interests of the Company, including the right of the Interest Owner to receive Distributions from the Company; provided, however, that such right does not include (i) the right to vote, participate in the management of the Company or approve actions proposed by the Members of the Company or (ii) the right to inspect the books and records of or receive information from the Company.

"Economic Interest Owner" means each Person who owns an Economic Interest but is not designated as a Member on **Exhibit A** hereto and/or any other Person who acquires an Ownership Interest in accordance with this Agreement or the Act but has not been admitted as a Member.

"Encumbrance" means any lien, pledge, encumbrance, collateral assignment or hypothecation.

"Fiscal Year" means an annual accounting period ending December 31 of each year during the term of the Company, unless otherwise specified by the Members.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Gross Asset Value of any asset contributed by an Interest Owner to the Company shall be the gross fair market value of such asset, as determined by the contributing Interest Owner and the Members, provided that, if the contributing Interest Owner and Members cannot agree on the fair market value of a contributed asset, such determination shall be made by appraisal;

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Members, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Interest Owner in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to an Interest Owner of more than a de minimis amount of Company Property as consideration for an interest in the Company; (iii) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity in anticipation of being a Member; and (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative Economic Interests of the Interest Owners in the Company;

(c)   The Gross Asset Value of any Company asset distributed to any Interest Owner shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Members, provided that, if the distributee and the Members cannot agree on the determination of the fair market value of the distributed asset, such determination shall be made by appraisal; and

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and Section 6.10; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Members determine that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b) or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"Interest Owner" means a Member or an Economic Interest Owner.

"Interest Owner Minimum Gain" means an amount, with respect to each Interest Owner Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Interest Owner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Interest Owner Nonrecourse Debt" means any nonrecourse debt (for purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Interest Owner bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Interest Owner Nonrecourse Deductions" means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Interest Owner Nonrecourse Deductions with respect to Interest Owner Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Interest Owner that bears the economic risk of loss for such Interest Owner Nonrecourse Debt to the extent such Distributions are from the proceeds of such Interest Owner Nonrecourse Debt and are allocable to an increase in Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Involuntary Withdrawal" means an Interest Owner ceasing to be a Member upon the occurrence of any of the following events:

(a)   the Member does any of the following: (i) becomes a debtor in bankruptcy; (ii) executes an assignment for the benefit of creditors, including the execution of a deed of trust or deed of assignment for the benefit of creditors causing all debts of the Person to become due and payable under Section 23-1 of the General Statutes of North Carolina; (iii) files a voluntary petition of bankruptcy; (iv) seeks for, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the person or all or substantially all of the Person's property; (v) files a petition seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation;

(b) any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for one hundred twenty (120) days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Member or all or any substantial part of the

Member's properties without the Member's arrangement or acquiescence, which appointment is not vacated or stayed for one hundred twenty (120) days or, if the appointment is stayed, for one hundred twenty (120) days after the expiration of the stay during which period the appointment is not vacated;

(c)   if the Member is an individual, the Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property;

(d)   if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust;

(e)   if the Member is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(f)   if the Member is a corporation, the dissolution of the corporation or the revocation of its charter;

(g)   if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the Company; or

(h)   if the Member has an Economic Interest, except as provided in Section 8.4, the Transfer or abandonment of the Member's entire Economic Interest regardless of whether the transferee is or becomes a Member.

"Liquidator" has the meaning ascribed to such term in Section 10.2.

"Majority in Interest" means any combination of a specified group of Members which, in the aggregate, owns more than fifty percent (50%) of the Percentage Interests of such specified group of Members.

"Manager" means those Persons designated as Manager pursuant to Article III hereof.

"Member" means, except as otherwise provided in this Agreement, each Person designated as a member of the Company on **Exhibit A** hereto and/or any other Person admitted as a member of the Company in accordance with this Agreement or the Act. "Members" refers to such Persons as a group.

"Nonrecourse Deductions" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Interest Owner bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Organizer" means a Person who executes the Articles of Organization in the capacity of an organizer.

"Ownership Interest" means all of an Interest Owner's rights and obligations as an Interest Owner in the Company, including (i) any Economic Interest, (ii) any right to vote and participate in the management of the Company, (iii) any right to bring a derivative action and (iv) any right to inspect the books and records of or receive information from the Company.

"Percentage Interest" means the percentage which the Capital Account of an Interest Owner bears to the Capital Accounts of all Interest Owners. The initial Percentage Interest of each Interest Owner is set forth opposite such Interest Owner's name on **Exhibit A** hereto.

"Permitted Transferee" means (i) a lineal descendant, including descendants by adoption if the adopted person was under eighteen (18) years of age at the time of adoption, of a Member; (ii) the personal representative or successors in interest of a deceased Member or the successors in interest to a deceased grantor of a Qualified Revocable Trust or other trust provided the sole beneficiary(ies) of the decedent's estate, Qualified Revocable Trust or other trust are described in (i); (iii) a Qualified Revocable Trust created by a Member the sole beneficiary(ies) of which are such Member and/or individuals described in (i); (iv) a Member who previously transferred an Ownership Interest to a trust referred to in (iv); (v) a custodian under any state's Uniform Gifts to Minors Act, provided the minor is otherwise a Permitted Transferee, (vi) the minor for whom any Ownership Interest is held by a custodian under any state's Uniform Gifts to Minors Act after the minor reaches the age of termination of such custodianship under the applicable statute or (vii) a current Member.

"Person" means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association or any other entity.

"Profits" and "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section

1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

     (c)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

     (d)   Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

     (e)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

     (f)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of an Interest Owner's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

     (g)   Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to Sections 6.2, 6.3, 6.6, 6.7, 6.8, 6.9, 6.10 or 6.11, shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 6.2, 6.3, 6.6, 6.7, 6.8, 6.9, 6.10 or 6.11, shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"Property" means (i) any and all property owned by the Company, real and/or personal (including, without limitation, intangible property) and (ii) any and all of the improvements constructed on any real property.

"Purchase Option" has the meaning ascribed to such term in Section 9.3.

"Purchasing Interest Owners" has the meaning ascribed to such term in Section 9.3.

"Regulatory Allocations" has the meaning ascribed to such term in Section 6.11.

"Secretary of State" means the Secretary of State of North Carolina.

"Securities Act" means the Securities Act of 1933, as amended.

"Transfer" means sale, assignment, transfer, lease or other disposition of an Ownership Interest in the Company.

"Treasury Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Voluntary Withdrawal" means an Interest Owner voluntarily ceasing to be a Member of the Company by means other than a Transfer or an Involuntary Withdrawal.

"Withdrawing Interest Owner" has the meaning ascribed to such term in Section 9.2.

ARTICLE III - MANAGEMENT OF THE COMPANY

3.1   Manager; Initial Manager; Appointment. The business of the Company shall be managed by one or more Managers who shall be appointed by the Members as set forth in this Article III. The current Managers of the Company are Shanti Volpe and Kevin Volpe. By execution hereof, the Managers acknowledge and confirm acceptance of such appointment and agree to be bound by the terms and conditions of this Agreement. If at any time the Company shall have more than one Manager, references herein to "Manager" and all provisions herein referring to "Manager" in the singular shall be deemed to refer to the Managers collectively as a group.

3.2   Term of Manager; Successor Manager; Resignation; Removal.

(a)   General. The initial or any successor Manager shall serve until the occurrence of a Successor Event (as defined below) with respect to such Manager, at which time all of such Person's rights and powers as a Manager shall be terminated and any Co-Manager shall continue to serve as sole Manager or Co-Manager, as the case may be. If as a result of a Successor Event, there is no Manager then serving, the Members by vote of a Majority in Interest of the Members shall elect a successor to serve as Manager, and such successor may or may not be an Interest Owner. Subject to the provision of Article IX, if a Member is also serving as Manager at the time of a Successor Event, the cessation of such Member's status as Manager shall not affect the status of such Member's Ownership Interest. A Manager shall not be personally liable for the debts or obligations of the Company incurred following the cessation the Manager's term. This Section 3.2 is meant to supplant Section 57D-3-20(e) of the Act, and the Interest Owners hereby agree that Section 57D-3-20(e) of the Act is disclaimed. For purposes of this Article III, the occurrence of any of the following as to a Manager shall constitute a "Successor Event":

1.   Any event that would be deemed an event of Involuntary Withdrawal of a Member that occurs as to the Manager;

2.   In addition to an event described in (1) above, the occurrence of an event as to a Manager that is described as a Buy-Sell Event as to an Economic Interest Owner;

3.   The Manager's resignation or removal; or

4.   In the case of an entity, the Person's dissolution.

(b)   <u>Resignation</u>. A Manager may resign upon thirty (30) days' written notice to all of the Members and any other incumbent Manager. A Manager's resignation shall become effective upon the later of (i) the expiration of said thirty-day (30) period or (ii) if the Manager then serving is the sole Manager, until a successor is elected and has agreed to serve in such capacity.

(c)   <u>Removal</u>. A Manager may be removed upon a vote of a Majority in Interest of the Members excluding the Manager upon whose removal is at issue, should such Manager also be a Member, in the event that:

i.   The Manager or any member, manager, interest owner, officer, director, or shareholder thereof, has been charged with or convicted of a crime;

ii.   The Manager has failed to perform, in a material manner, any of the Manager's duties enumerated in this Agreement or the Act; or

iii.   The Manager has acted in a manner that is contrary to the best interests of the Company.

3.3   **Actions by Manager; General Powers; Limitations.** The Manager shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts customary or incident to the management of the Company's business as set forth in this Agreement, except only as to those acts as to which approval by the Members is expressly required by this Agreement. All actions with respect to the management of the business and affairs of the Company shall be implemented and executed by the Manager or, if more than one Manager is then serving, by action of a Majority of the Managers taken at a meeting, formal or informal, or evidenced by a written consent executed by, or by email communications sent to and replied by, all Managers. Meetings of Managers may be held on such terms and after such notice as the Managers may establish. Provided the action is within the authority of the Manager or the requisite vote, consent or approval of the Members as may be required under this Agreement has been obtained, any Manager may execute and deliver such instruments as may be necessary under the circumstances as the act of the Company, including but not limited to checks, notes, bills of sale, deeds, deeds of trust, mortgages, and/or other security instruments and other agreements. Notwithstanding the foregoing, approval of the Members shall be required as follows:

(a)   <u>Majority In Interest</u>. An action approved by a Majority in Interest shall be required to take any action for which a Majority of Managers (in the event that there is more than one (1) Manager) cannot come to a decision.

(b)   <u>Unanimous Consent</u>. An action approved by all of the Members shall be required:

1.   To admit additional Members or Transferees as substitute Members as described in Articles VIII and IX, except as otherwise provided in said Articles;

2.   To dissolve the Company; or

3.   To do any act in contravention of this Operating Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company.

3.4   Delegation of Authority; Appointment of Agents. The Manager may delegate to any co-Manager or Person by written resolution or other written instrument the power and authority with respect to various day-to-day management responsibilities as particularly set forth in such resolution or instrument who shall have such powers and rights incident to the performance of such authority; provided, that the extent of such delegation shall be limited and subject to the restrictions and limitations granted to the Manager pursuant to this Agreement. Such delegation shall not relieve the Manager from the duties and responsibilities set forth in this Agreement. The Manager is authorized to employ attorneys, accountants, investment/property managers, specialists, and such other agents as it shall deem necessary or desirable.

3.5   Compensation and Expenses. The Members shall not receive any compensation from the Company for serving as managers of the Company, but the Company will reimburse Members for expenses incurred by the Members in connection with the conduct of the Company's business or preservation of the Company's business or Property. Nothing contained in this Section is intended to affect the Percentage Interest of the Members or the amounts that may be payable to the Members by reason of their respective Percentage Interests. Nothing contained in this Section is intended to affect any compensation paid to a Manager who is employed as an employee or independent contractor of the Company.

3.6   Indemnification of Manager. The Company shall indemnify the Manager, regardless of whether such Manager is also an Interest Owner, to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by a Manager upon the approval of the remaining Manager, or if none, a Majority in Interest of the Members and the receipt by the Company of the signed statement of such Manager agreeing to reimburse the Company for such advance in the event it is ultimately determined that such Manager is not entitled to be indemnified by the Company against such expenses. The provisions of this Section 3.6 shall apply also to any Person to whom the Manager have delegated management authority as provided in Section 3.4, whether or not such Person is a Manager or an Interest Owner.

3.7   Limitation on Liability. No Manager of the Company, regardless of whether such Manager is also an Interest Owner, shall be liable to the Company for monetary damages for an act or omission in such Person's capacity as a Manager, except as provided in the Act for (i) acts or omissions which a Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company; (ii) any transaction from which a Manager derived an improper personal benefit; or (iii) acts or omissions occurring prior to the date this Section 3.8 becomes effective. If the Act is amended to authorize further elimination of or limitations on the liability of Manager, then the liability of the Manager shall be eliminated or limited to the fullest extent



permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of a Manager existing at the time of such repeal or modification. The provisions of this Section 3.7 shall apply also to any Person to whom the Manager have delegated management authority as provided in Section 3.4, whether or not such Person is a Manager or an Interest Owner.

ARTICLE IV - RIGHTS AND OBLIGATIONS OF INTEREST OWNERS

4.1   Names, Addresses and Percentage Interests of Interest Owners. The names, addresses and Percentage Interests of the Interest Owners are as reflected in **Exhibit A** attached hereto and made a part hereof, which Schedule shall be amended by the Company as of the effectiveness of any Transfer or subsequent issuance of any Ownership Interest.

4.2   No Management by Members. Except as otherwise provided in Article III preceding and this Agreement, the Members in their capacity as Members shall not take part in the management or control of the business, nor transact any business for the Company, nor shall they have power to sign for or to bind the Company. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. Any Member who takes any action or binds the Company in violation of this Section 4.2 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

4.3   Action by Members. Any action to be taken by the Members under the Act or this Agreement may be taken (i) at a meeting of Members held on such terms, and after such notice as the Manager may establish; provided, that notice of a meeting of Members must be given to all Members entitled to vote at the meeting at least five (5) days before the date of the meeting or (ii) by written action of a Majority in Interest of the Members; and, provided further, that any action requiring the consent of all Members under this Agreement, the Act or other applicable law taken by written action must be signed by the number of required Members. The written action by a Member may be evidenced by such Member's response by email communication sent to all Members and pertaining to the matter requiring such action. A Member may vote in person or by written proxy filed with the Company before or at the time of the meeting. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by this Agreement, the Act or other applicable law. Such written actions must be kept with the records of the Company.

4.4   Limited Liability. The Interest Owners shall not be required to make any contribution to the capital of the Company except as set forth in Article V, nor shall the Interest Owners in their capacity as such be bound by, or personally liable for, any expense, liability or obligation of the Company except to the extent of their interest in the Company and the obligation to return Distributions made to them under certain circumstances as required by the Act. The Interest Owners shall be under no obligation to restore a deficit Capital Account upon the dissolution of the Company or the liquidation of any of their Ownership Interests.

4.5 Cessation of Member Status. Upon a Member's Involuntary Withdrawal or a Member's Voluntary Withdrawal, such Member's status shall immediately covert to that of an Economic Interest Owner and such Member or its legal representative, estate or successor shall have only the rights, powers and privileges of a transferee enumerated in Section 8.5 and shall be liable for all of the Member's obligations under this Agreement. In no event shall a legal representative, estate or successor become a substitute Member unless the requirements of Section 8.3 are satisfied.

ARTICLE V - CAPITAL CONTRIBUTIONS AND LOANS

5.1 Initial Capital Contributions. Contemporaneously with the execution of this Agreement, the Interest Owners have contributed or, if not contributed contemporaneously with the execution of this Agreement, each Interest Owner shall within fifteen (15) days after the execution of this Agreement, shall contribute cash or other property (valued for such purpose at its Gross Asset Value) to the Company in the respective amounts set forth as the initial Capital Contribution opposite their names on **Exhibit A** hereto.

5.2 Additional Funds. In the event that the Manager determines at any time (or from time to time) that additional funds are required by the Company for its business, then the Manager may borrow all or part of such additional funds on behalf of the Company, with interest payable at then prevailing rates, from one or more of the Members, Interest Owners or Company Officials or from commercial banks, savings and loan associations or other commercial lending institutions.

5.3 Additional Capital Contributions. If the Manager determines that additional funds are required by the Company for its business, and that all or any portion of such additional funds should be contributed to the Company as additional Capital Contributions, the Manager may propose to the Interest Owners that all Interest Owners make additional Capital Contributions. Upon unanimous agreement of all Interest Owners to make such additional Capital Contributions, the Interest Owners shall make the necessary additional Capital Contributions to the Company in proportion to their respective Percentage Interests or otherwise as the Interest Owners shall unanimously agree. Except as provided in this Section 5.3, no Interest Owner shall be required to contribute any additional capital to the Company, and no Interest Owner shall have any personal liability for any obligation of the Company.

5.4 No Liability for Return of Capital Contributions. The Members shall not be liable for the return of the Capital Contributions of the Interest Owners, and upon dissolution, the Interest Owners shall look solely to the assets of the Company.

5.5 No Interest on Capital Contributions. No interest shall be paid by the Company on any Capital Contributions.

5.6 Capital Accounts. A Capital Account shall be established for each Interest Owner and shall be credited with each Interest Owner's initial and any additional Capital Contributions. All contributions of property to the Company by an Interest Owner shall be valued and credited to the Interest Owner's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of Property to an Interest Owner by the Company shall be valued and debited against such Interest Owner's Capital Account at such Property's Gross Asset Value



on the date of such Distribution. Each Interest Owner's Capital Account shall at all times be determined and maintained pursuant to the principles of this Section and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Interest Owner's Capital Account shall be increased in accordance with such Treasury Regulations by:

      (a)   The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Interest Owner pursuant to this Agreement; and

      (b)   The amount of any Company liabilities assumed by the Interest Owner or which are secured by any Company Property distributed to such Interest Owner.

Each Interest Owner's Capital Account shall be decreased in accordance with such Treasury Regulations by:

      (a)   The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Interest Owner pursuant to this Agreement;

      (b)   The amount of Company Cash Flow distributed to the Interest Owner pursuant to this Agreement;

      (c)   The amount of Capital Proceeds distributed to the Interest Owner pursuant to this Agreement; and

      (d)   The amount of any liabilities of the Interest Owner assumed by the Company or which are secured by any property contributed by such Interest Owner to the Company.

In addition, each Interest Owner's Capital Account shall be subject to such other adjustments as may be required in order to comply with the Capital Account maintenance requirements of Code Section 704(b).

In the event that the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Interest Owners), are computed in order to comply with such Treasury Regulations, the Manager may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Interest Owner upon dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Interest Owners and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

ARTICLE VI – ALLOCATIONS AND ELECTIONS

6.1 Profits and Losses.

(a)   Except as otherwise provided herein, the Profits and Losses of the Company and all items of tax credit and tax preference shall be allocated among the Interest Owners in accordance with their respective Percentage Interests. In the event the Percentage Interests vary during any Fiscal Year, Profits and Losses and all items of tax credit and tax preference for such Fiscal Year shall be allocated among the Interest Owners on a daily basis in accordance with their varying Percentage Interests during the Fiscal Year.

(b)   Losses allocated pursuant to this Section 6.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Interest Owner to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Interest Owners would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to this Section 6.1, the limitation set forth in this Section 6.1 shall be applied on an Interest Owner by Interest Owner basis so as to allocate the maximum possible Losses to each Interest Owner under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

6.2   Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Interest Owner in accordance with their respective Percentage Interests.

6.3   Interest Owner Nonrecourse Deductions. Any Interest Owner Nonrecourse Deductions shall be specially allocated to the Interest Owner who bears the economic risk of loss with respect to the Interest Owner Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

6.4   Allocations Between Transferor and Transferee. In the event of the Transfer of all or any part of an Interest Owner's Ownership Interest (in accordance with the provisions of this Agreement) at any time other than at the end of a Fiscal Year or the admission of a new Member (in accordance with the terms of this Agreement), the transferring Interest Owner or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Interest Owner and the transferee Interest Owner, or the new Member and the other Interest Owners, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the Transfer or admission; provided, that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Interest Owner, if such Person is a Member), the Company shall treat the periods before and after the date of the Transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

6.5 **Contributed Property and Book-Ups.** In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Interest Owners so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 6.5 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Interest Owner's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Agreement.

6.6 **Minimum Gain Chargeback.** If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Interest Owner shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Interest Owner's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section 6.6 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

6.7 **Interest Owner Minimum Gain Chargeback.** If there is a net decrease in Interest Owner Minimum Gain attributable to an Interest Owner Nonrecourse Debt, as defined in Treasury Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Interest Owner who has a share of the Interest Owner Minimum Gain attributable to such Interest Owner Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Interest Owner's share of the net decrease in Interest Owner Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Interest Owner pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 6.7 is intended to comply with the Interest Owner Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

6.8 **Qualified Income Offset.** If any Interest Owner unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704-

1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Interest Owner's Capital Account (as determined in accordance with such Treasury Regulations), items of Company income and gain shall be specially allocated to each such Interest Owner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Interest Owner as quickly as possible, provided that an allocation pursuant to this Section 6.8 shall be made if and only to the extent that such Interest Owner would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.8 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

     6.9   **Gross Income Allocation.** In the event any Interest Owner has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (i) the amount such Interest Owner is obligated to restore and (ii) the amount such Interest Owner is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Interest Owner shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.9 shall be made if and only to the extent that such Interest Owner would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VI have been tentatively made as if this Section 6.9 and Section 6.8 hereof were not in this Agreement.

     6.10   **Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to an Interest Owner in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Interest Owners in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Interest Owners to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

     6.11   **Curative Allocations.** The allocations set forth in Sections 6.1(b), 6.2, 6.3, 6.6, 6.7, 6.8, 6.9 and 6.10 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.11. Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Interest Owner's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Interest Owners would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1(a). In exercising their discretion under this Section 6.11, the Members shall take into account future Regulatory Allocations under Sections 6.6 and 6.7 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 6.2 and 6.3.

6.12   Compliance with Treasury Regulations. The above provisions of this Article VI notwithstanding, it is specifically understood that the Members may make such elections, tax allocations and adjustments, including amendments to this Agreement, as the Members deem necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).

6.13   Tax Withholding. The Company shall be authorized to pay, on behalf of any Interest Owner, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable State or local tax laws, rules or regulations. To the extent the Company pays any such amounts that it may be required to pay on behalf of an Interest Owner, such amounts shall be treated as a cash Distribution to such Interest Owner and shall reduce the amount otherwise distributable to such Interest Owner.

ARTICLE VII – DISTRIBUTIONS

7.1   Company Cash Flow. Company Cash Flow for each Fiscal Year of the Company, to the extent available, shall be distributed, at such time as the Manager so determines in proportion to the Interest Owners' respective Percentage Interests.

7.2   Capital Proceeds. Capital Proceeds, to the extent available, shall be distributed to the Interest Owners at such time as is determined by the Manager, in proportion to the Interest Owners' respective Percentage Interests.

7.3   Distributions in Liquidation. Upon liquidation of the Company, all of the Property shall be disposed of as provided in Section 10.2 and Profits and Losses shall be allocated in accordance with Section 6.1. Proceeds from the liquidation of the Company shall be distributed in accordance with Section 10.2.

7.4   Limitation upon Distributions. No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on distributions provided in the Act.

7.5   Tax Distributions.   No later than the end of the second calendar month of each Fiscal Year, the Company shall distribute to each Interest Owner the Tax Distribution Amount. To the extent Distributions are made to an Interest Owner pursuant to this Section 7.5, such Distributions shall be treated as an advance against and thus shall reduce the amount of Distributions otherwise to be distributed to such Member pursuant to Sections 7.1, 7.2, 7.3 and 7.4 and such Distributions shall be deemed received under this Section (other than this Section 7.5) so reduced. The "Tax Distribution Amount" means an amount equal to (i)the excess, if any, of the product of (A) the aggregate net taxable income allocable hereunder to such Interest Owner as of the end of the immediately preceding Fiscal Year multiplied by (B) the maximum combined state and federal marginal tax rate for individual taxpayers as applicable to which any Interest Owner is subject for the particular Fiscal Year (taking into account the deductibility of state taxes in computing federal taxes) all as reasonably determined by the Company's regularly employed accountant over (ii) the aggregate Distributions made pursuant to this Section other than Section 7.5 with respect to that Fiscal Year.

ARTICLE VIII - TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

8.1   Restrictions on Transfer; Authorized Encumbrance. Except as other provided in this Article VIII and Article IX, (a) no Interest Owner may voluntarily or involuntarily Transfer, or create or suffer to exist any Encumbrance against, all or any part of such Interest Owner's Ownership Interest and (b) no Person may be admitted to the Company as a Member. Notwithstanding the foregoing, an Interest Owner may create or suffer to exist any Encumbrance against all or any part of such Interest Owner's Ownership Interest in order to secure authorized loans from commercial financial institutions for Company purposes, and such Encumbrance shall not be deemed a Transfer and if the Interest Owner is a Member, such Encumbrance shall not permit the exercise of any rights of a Member of such Interest Owner with respect to such Ownership Interest.

8.2   Conditions Precedent to Transfer. Any purported Transfer or Encumbrance of all or any portion of an Ownership Interest will be ineffective unless each of the following conditions are satisfied:

(a)   The transferor and proposed transferee of the Ownership Interest furnish to the Company the instruments and assurances the Members may request, including, without limitation, if requested, an opinion of counsel satisfactory to the Company that the interest in the Company being transferred or encumbered has been registered or is exempt from registration under the Securities Act and applicable state securities laws;

(b)   The Transfer or the Encumbrance will not (i) result in the "termination" of the Company under Section 708 of the Code, unless all of the Members give prior written consent to the Transfer or Encumbrance, (ii) result in any event of default as to any secured or unsecured obligation of the Company, (iii) cause a reassessment of any real property owned by the Company; or (iv) cause any other adverse material impact to the Company.

(c)   The Interest Owner shall have complied with the provisions contained in Section 8.3; and,

(d)   All Members provide their written consent prior to the Transfer or Encumbrance, the granting or denial of which shall be in the sole discretion of such Members.

8.3   Substituted Members. No assignee or transferee of all or any portion of an Ownership Interest shall be admitted as a substituted Member of the Company as to the Ownership

Interest transferred unless, in addition to compliance with the conditions set forth in Section 8.2, all of the following conditions are satisfied:

(a)   The assignee or transferee has executed and delivered all documents deemed appropriate by the Manager to reflect the assignee's or transferee's admission to the Company and agreement to be bound by this Agreement;

(b)   All Members, provide their written consent prior to such substitution, the granting or denial of which shall be in the sole discretion of such Members; and

(c)   If requested by the Manager, payment has been made to the Company of all costs and expenses of admitting any such transferee or assignee as a substituted Member.

8.4   Permitted Transfers. Notwithstanding any provision to the contrary in this Article, an Interest Owner may Transfer all or any part of such Interest Owner's Ownership Interest to any Permitted Transferee without (i) consent of any Member and (ii) compliance with the provisions contained in Section 8.6 and Article IX, but subject to the provisions of Section 8.2(a) and (b), and Section 8.3 (excluding Section 8.3(b) as to a Transfer to a current Member for which Member consent shall not be required as to the admission of such Permitted Transferee).

8.5   Rights of Transferee. Unless admitted to the Company in accordance with Section 8.3, the assignee or transferee of an Ownership Interest or a part thereof shall be an Economic Interest Owner and shall not be entitled to any of the rights, powers or privileges of its predecessor in interest, except that as of the effective time of the Transfer it shall be entitled to receive the Economic Interest, Percentage Interest and Capital Account associated with such Ownership Interest.

8.6   Economic Interest Owner Admission as a Member. No existing Economic Interest Owner of the Company shall be admitted as a Member of the Company unless, in addition to compliance with the applicable provisions set forth in Sections 8.1 and 8.2, the conditions set forth in Section 8.3 are satisfied.

8.7   Withdrawal of Economic Interest. An Interest Owner may not (i) withdraw capital or compel the Company to purchase or otherwise liquidate all or any portion of the Interest Owner's Economic Interest or (ii) extinguish, abandon or otherwise diminish the Interest Owner's obligations in respect of the Interest Owner's Ownership Interest.

ARTICLE IX - BUY-SELL

9.1   Buy-Sell. Each of the following events shall constitute a "Buy-Sell Event" for purposes of this Agreement:

(a)   An event described in the definition of Involuntary Withdrawal of an Interest Owner other than events described in sub-paragraphs (c), (d) and (g) of such definition in the event of a Permitted Transfer pursuant to Section 8.4 above;

(b)   Any purported voluntary or involuntary Transfer or Encumbrance of all or any part of an Interest Owner's Ownership Interest in a manner not expressly permitted by this Agreement;

(c)   Any material breach of this Agreement by an Interest Owner which is not cured within 10 days after the Company delivers written notice of such breach to the Interest Owner; and

(d)   Any Voluntary Withdrawal, other than as may be expressly permitted by this Agreement.

9.2   Buy-Sell Notice. Upon the occurrence of a Buy-Sell Event, the Interest Owner as to whom such event has occurred (the "Withdrawing Interest Owner"), or its successor in interest, or the executor, administrator or other legal representative in the event of death or declaration of legal incompetency, shall give notice of the Buy-Sell Event (the "Buy-Sell Notice") to the other Interest Owners within ten (10) days after its occurrence. If the Withdrawing Interest Owner fails to give the Buy-Sell Notice, any other Interest Owner (other than a Withdrawing Interest Owner) may give the notice at any time thereafter and by so doing commence the buy-sell procedure provided for in this Article IX.

9.3   Interest Owners' Purchase Option. Upon the occurrence of a Buy-Sell Event, each of the Interest Owners, except the Withdrawing Interest Owner and any other Withdrawing Interest Owner, shall have an option to purchase (the "Purchase Option") all of the Withdrawing Interest Owner's Ownership Interest at Closing on the terms and conditions set forth in this Article IX. This right will be allocated among the Interest Owners who elect to purchase (the "Purchasing Interest Owners") in the proportion they mutually agree upon, or, in the absence of agreement, in the ratio that each of the Purchasing Interest Owners' Percentage Interests bear to the aggregate Percentage Interests of all Purchasing Interest Owners. The Purchasing Interest Owners must give notice of their election to exercise their Purchase Option to the Withdrawing Interest Owner and all other Interest Owners within 30 days following delivery of the Buy-Sell Notice.

9.4   Company's Redemption Option. In the event that no Interest Owner exercises his Purchase Option pursuant to Section 9.3 above within 30 days following delivery of the Buy-Sell Notice, the Purchase Option shall lapse and the Company shall have the option to redeem (the "Redemption Option") all of the Withdrawing Interest Owner's Ownership Interest at Closing on the terms and conditions set forth in this Article IX. The Company must give notice of its election to exercise their Redemption Option to the Withdrawing Interest Owner and all other Interest Owners within 30 days following the Interest Owners' failure to exercise the Purchase Option.

9.5   Agreement on Valuation. Unless otherwise agreed in writing by the Purchasing Interest Owners in the event that the exercise their Purchase Option or the Company in the event it exercises its Redemption Option and the Withdrawing Interest Owner within 60 days of the receipt of a Buy-Sell Notice in the case of the Purchasing Interest Owners or 90 days of the receipt of the Buy-Sell Notice in the case of the Company, the purchase price for the Withdrawing Interest Owner's Ownership Interest shall be determined by a single appraisal of the value of the Withdrawing Interest Owner's Ownership Interest as of the date the Buy-Sell Event occurred, made by an appraiser qualified to appraise business interest such as the Ownership Interest and possessing one or more designations (such as "ABV", "CVA") reflecting appropriate education and experience as agreed upon by the Purchasing Interest Owner(s) or the Company and the Withdrawing Interest Owner, which appraisal shall be final. If the parties cannot agree on a single appraiser, the purchase price shall be determined by three appraisers, each possessing one or more designations (such as "ABV", "CVA") reflecting appropriate education and experience, one selected by the Purchasing Interest Owner(s) or the Company, one selected by the Withdrawing Interest Owner and the third selected by the two appraisers. In such event, the purchase price shall be determined by taking the average of the two closest appraisals, which purchase price shall be final. The costs of appraisal shall be borne equally between the Purchasing Interest Owner(s) (as a group if more than one) or the Company and the Withdrawing Interest Owner. The purchase price to be paid for the Withdrawing Interest Owner's Ownership Interest will be reduced by the amount of any Distributions made by the Company to the Withdrawing Interest Owner from the date the Buy-Sell Event occurred with respect to the Withdrawing Interest Owner to the Closing.

9.6   **Closing.** The closing (the "Closing") of the purchase of any Ownership Interest pursuant to this Article VIII shall take place on the date agreed upon by the Purchasing Interest Owners or the Company and the Withdrawing Interest Owner, but not later than the later than 60 days following the determination of the purchase price pursuant to Section 9.5. The purchase price for each Ownership Interest being purchased will, at the discretion of the Purchasing Interest Owners or Company, be payable in full in cash at Closing or pursuant to a promissory note maturing no more than five (5) years from the date of Closing. In addition, if the Company has an outstanding obligation owed to the Withdrawing Interest as of the date of Closing, the entire outstanding principal balance of such obligation and all accrued and unpaid interest shall be due in full at closing. The purchase price of the Withdrawing Interest Owner's Ownership Interest will bear interest from the date of the occurrence of the Buy-Sell Event until the Closing at an interest rate equal to the prime rate of interest charged by Wells Fargo Bank, N.A., last published prior to the occurrence of the Buy-Sell Event. Upon payment of the purchase price or execution of the promissory note, the Withdrawing Interest Owner shall execute and deliver such assignments and other instruments as may be reasonably necessary to evidence and carry out the Transfer of its Ownership Interest to the Purchasing Interest Owner(s) or the Company. In connection with the sale of any Ownership Interest under this Article IX, unless otherwise agreed by the Purchasing Interest Owners and the Withdrawing Interest Owner, the Purchasing Interest Owner(s) (in proportion to the Ownership Interest acquired) will assume the Withdrawing Interest Owner's allocable portion of any Company obligations to the extent related to the Withdrawing Interest Owner's Ownership Interests as well as the Withdrawing Interest Owner's individual obligations to the extent related to the Withdrawing Interest Owner's Ownership Interests, other than income tax liabilities of the Withdrawing Interest Owner. Notwithstanding any other provision of Article VIII or this Article IX, any transferee, assignee or purchaser of an Interest Owner's Ownership Interest, as provided herein, shall only have those rights as specified in Section 8.5 above, and shall not be admitted as a substitute Member without full compliance with Section 8.3.

9.7   **Effect on Withdrawing Interest Owner's Interest.**   From the date of the occurrence of the Buy-Sell Event to the earlier of (i) the date the Purchase Option and the Redemption Option lapse as provided in Section 9.8, or (ii) the date of the Transfer of the Withdrawing Interest Owner's Ownership Interest at Closing under this Article IX, the Percentage

Interest represented by the Withdrawing Interest Owner's Ownership Interest will be excluded from any calculation of aggregate Percentage Interests for purposes of any approval required of Members under this Agreement. Without limiting the generality of any other provision of this Agreement, upon the exercise of the Purchase Option or the Redemption Option, the Withdrawing Interest Owner, without further action, will have no rights in the Company or against the Company or any Interest Owner with respect to such Withdrawing Interest Owner's Ownership Interest sold pursuant to such Purchase Option or Redemption Option, other than the right to receive payment for its Ownership Interest in accordance with this Article IX.

9.8 **Failure to Exercise Purchase Option.** In the event the Interest Owners do not give notice of exercise of their Purchase Options during the 30-day period set forth in Section 9.3 and the Company does not exercise its Redemption Option during the 30-day period set forth in Section 9.4, the Purchase Option and the Redemption Option shall lapse and the Withdrawing Interest Owner or its executor, administrator or other legal representative in the event of death or declaration of legal incompetency, may transfer its rights in the Ownership Interest of the Withdrawing Interest Owner to any Person; provided, that any transferee of the Withdrawing Interest Owner's Ownership Interest, as provided herein, (i) shall only have those rights as specified in Section 8.5; (ii) shall not be admitted as a substitute Member without full compliance with Section 8.3; and (iii) shall be subject to the buy-sell restrictions imposed under this Article IX.

ARTICLE X - DISSOLUTION AND LIQUIDATION OF THE COMPANY

10.1 **Dissolution Events.** The Company will be dissolved only upon the happening of any of the following events:

(a) All or substantially all of the assets of the Company are sold, exchanged or otherwise transferred (unless the Members elect to continue the business of the Company);

(b) All Members sign a document stating their election to dissolve the Company;

(c) On the 90th day after the day on which the Company ceases to have any Members, unless within that 90-day period one or more Persons are admitted as a Member or Members by the Person, including the former Member, owning or otherwise controlling the Ownership Interest of the last Member;

(d) A decree of judicial dissolution is entered under Section 57D-6-05 of the Act; or

(e) Subject to correction after notice or reinstatement under Section 57D-6-06(c) of the Act, the filing by the Secretary of State of a certificate of dissolution under Section 57D-6-06 for failure to correct any of the following grounds for dissolution after notice: (i) the Company has not paid within sixty (60) days after they are due any penalties, fees, or other payments due under the Act; (ii) the Company does not deliver its annual report to the Secretary of State on or before the 60th day after it is due; (iii) the Company has been without a registered agent or registered office in North Carolina for sixty (60) days or more; (iv) the Company has not notified the Secretary of State within sixty (60) days that its registered agent or registered office has been changed, that its registered agent has resigned, or that its registered office has been discontinued; or (v) the Company knowingly fails or refuses to answer completely and accurately within the time prescribed in the Act interrogatories propounded by the Secretary of State in accordance with the provisions of the Act.

10.2   Liquidation. Upon the happening of any of the events specified in Section 10.1, the Members, or any liquidating trustee elected by a Majority in Interest of the Members, will commence as promptly as practicable to wind up the Company's affairs unless the Members or the liquidating trustee (either, the "Liquidator") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Interest Owners will continue to share Company Cash Flow, Capital Proceeds, Profits and Losses during the period of liquidation in the manner set forth in Articles VI and VII. The proceeds from liquidation of the Company, including repayment of any debts of Interest Owners to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

(a)   To the payment of the debts and satisfaction of the other obligations of the Company, including, without limitation, debts and obligations to Interest Owners;

(b)   To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section 10.2(c); and thereafter

(c)   To the payment to the Interest Owners of the positive balances in their respective Capital Accounts, pro rata, in proportion to the positive balances in those Capital Accounts after giving effect to all allocations under Article VI and all Distributions under Article VII for all prior periods, including the period during which the process of liquidation occurs.

10.3   Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Members shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Members shall execute, acknowledge and file any and all other instruments necessary or appropriate.

ARTICLE XI - MISCELLANEOUS

11.1   Other Activities. Any Interest Owner or Members may engage in or possess an interest in other business ventures of any nature or description, independently or with others, subject to compliance with its duties and obligations under this Agreement and under the Act.

11.2   Records. The records of the Company will be maintained at the Company's principal place of business or at any other place the Members select, provided the Company keeps at its principal place of business the records required by the Act to be maintained there. Appropriate records in reasonable detail will be maintained to reflect income tax information for the Interest Owners. Each Member may, at its expense, inspect and make copies of the records maintained by the Company, provided such Member delivers to the Company a written notice of exercise at least seven (7) days before the date on which the inspection is to take place. Such notice must state (i) the records or other information to be inspected and copied or otherwise provided by the Company and (ii) the purpose for, and intended use of, the information. Within the period provided in the exercise notice, the Manager shall either comply with the requesting Member's demand or deliver written notice to such Member of the extent to which the Company declines to make available any of the demanded information and the reasons for that decision.

11.3   Reserves. The Manager may cause the Company to create reasonable reserve accounts to be used exclusively to fund Company operating deficits and for any other valid Company purpose. The Manager shall determine the amount of payments to such reserve accounts.

11.4   Notices. The Manager will notify the Interest Owners of any change in the name, principal or registered office or registered agent of the Company. Any notice or other communication required by this Agreement must be in writing and may be given either by personal delivery, by telegraph, teletype, facsimile transmission or by other form of electronic communication or by mail or private carrier. Notices and other communications will be deemed to have been given when delivered by personal delivery or dispatched by means of telegraph, teletype, facsimile transmission or other form of electronic communication. If mailed, such notice shall be deemed to have been given on the third business day after being deposited in the United States mail, postage prepaid. In each case, notice hereunder shall be addressed to the Interest Owner to whom the notice is intended to be given at its address set forth on **Exhibit A** to this Agreement or, in the case of the Company, to its principal place of business. An Interest Owner may change its notice address by notice in writing to the Company and to each other Interest Owner given in accordance with this Section 11.4.

11.5   Amendments. The consent of all of the Members shall be required to amend any provision of this Agreement or the Articles of Organization or to waive any term of this Agreement; provided, that any amendments to this Agreement must be in writing provided further, that any amendment the Members determine adversely affects the economic rights of any Interest Owner shall require the consent of such Interest Owner; and, provided further that any provision of this Agreement requiring the consent, approval or action of more than a Majority in Interest of the Members (or any provision of the Articles of Organization affecting any such provision of this Agreement) may be amended or waived only by a written action signed by the Members holding the required percentage of Percentage Interests.

11.6   Additional Documents. Each party hereto agrees to execute and acknowledge all documents and writings which the Members may deem necessary or expedient in the creation of the Company and the achievement of its purposes, including but not limited to the Articles of Organization and any amendments or cancellation thereof.

11.7   Representations of Interest Owners. Each Interest Owner represents and warrants to the Company and every other Interest Owner that it (i) is fully aware of, and is capable of bearing, the risks relating to an investment in the Company; (ii) understands that its interest in the Company has not been registered under the Securities Act or the securities law of any jurisdiction in reliance upon exemptions contained in those laws; and (iii) has acquired its interest in the Company for its own account, with the intention of holding the interest for investment and without any intention of participating directly or indirectly in any redistribution or resale of any portion of the interest in violation of the Securities Act or any applicable law.

11.8 Domestic Proceeding. Any Interest Owner named in a Domestic Proceeding shall disclose in any list of assets compiled in connection with such proceeding a statement to the effect that such Interest Owner's Ownership Interest in the Company is subject to certain rights of the other Interest Owners under the terms of this Agreement.

11.9 Survival of Rights. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

11.10 Interpretation and Governing Law. When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter. The Article and Section headings or titles shall not define, limit, extend or interpret the scope of this Agreement or any particular Article or Section. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina without giving effect to the conflicts of laws provisions thereof.

11.11 Severability. If any provision, sentence, phrase or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase or word to Persons or circumstances, other than those as to which it is held invalid, shall not be affected thereby.

11.12 Agreement in Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if each party executed the same document. Signature pages to any counterpart may be affixed to any single counterpart, and said single counterpart with multiple signature pages affixed thereto constituting an original instrument. Such executions may be transmitted by facsimile, email or other generally accepted electronic forms communication and such instruments and separate signature pages thereto, whether original executions or facsimile executions, or a combination thereof shall be construed together and constitute one and the same instrument.

11.13 LLC Tax Audit Matters.

(a) At any time and from time to time, to the extent permitted by the Code and Regulations, the Manager may designate a "partnership representative" (the "Partnership Representative") of the LLC for any tax period subject to the provisions of Section 6223 of the Code. Shanti Volpe is hereby designated as the LLC's initial Partnership Representative. The Partnership Representative is hereby authorized to and shall perform all duties of a "partnership representative" under the Code, and in such capacity shall represent the LLC in any disputes, controversies or proceedings with the Internal Revenue Service or with any state, local, or non-U.S. taxing authority and is hereby authorized to take any and all actions that it is permitted to take by applicable law when acting in that capacity. The Partnership Representative shall serve as such until his, her or its resignation or until the designation of his, her or its successor, whichever occurs sooner.

(b)   The Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the LLC to pay taxes and interest in connection with any audit of the LLC, including, if the Partnership Representative so determines, by means of elections under Section 6226 of the Code and/or the Members filing amended returns under Section 6225(c)(2) of the Code, in each case as amended by the Partnership Audit Procedures. The Members agree to cooperate in good faith, including without limitation by timely providing information requested by the Partnership Representative and making elections and filing amended returns requested by the Partnership Representative, and by paying any applicable taxes, interest and penalties, to give effect to the preceding sentence. The LLC shall make any payments it may be required to make under the Partnership Audit Procedures and, in the Partnership Representative's discretion, allocate any such payment among the current or former Members of the LLC for the "reviewed year" to which the payment relates in a manner that reflects the current or former Members' respective interests in the LLC for that year and any other factors taken into account in determining the amount of the payment. To the extent payments are made by the LLC on behalf of or with respect to a current Member in accordance with this Section 6.04(b), such amounts shall, at the election of the Partnership Representative, (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement or (ii) be paid by the Member to the LLC within thirty (30) days of written notice from the Partnership Representative requesting the payment. In addition, if any such payment is made on behalf of or with respect to a former Member, that Member shall pay over to the LLC an amount equal to the amount of such payment made on behalf of or with respect to it within thirty (30) days of written notice from the Partnership Representative requesting the payment. Any cost or expense incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, will be paid by the LLC. The provisions contained in this Section 6.04 shall survive the dissolution of the LLC and the withdrawal of any Member or the Transfer of any Member's Partnership Interest in the LLC and shall apply to any current or former Member.

(c)   The Partnership Representative may file a designation of himself or herself as such with the Internal Revenue Service. The Partnership Representative shall (i) furnish to each Member affected by an audit of the LLC income tax returns a copy of each notice or other communication received from the IRS or applicable state authority, (ii) keep such Member informed of any administrative or judicial proceeding, and (iii) allow such Member an opportunity to participate in all such administrative and judicial proceedings. The Partnership Representative may, in its sole discretion, take such action as may be reasonably necessary to constitute each other Member a "notice Partner" within the meaning of Section 6231(a)(8) of the Code, provided that the other Members provide the Partnership Representative with the information that is necessary to take such action.

(d)   The LLC shall not be obligated to pay any fees or other compensation to the Partnership Representative in his capacity as such. However, the LLC shall reimburse the expenses (including reasonable attorneys' and other professional fees) incurred by the Partnership Representative in such capacity. Each Member who participates in LLC administrative tax proceedings shall be responsible for its own expenses incurred in connection with such participation. In addition, the cost of any adjustments to a Member and the cost of any resulting audits or adjustments of a Member's tax return shall be borne solely by the affected Member.

(e) The LLC shall indemnify and hold harmless the Partnership Representative from and against any loss, liability, damage, cost or expense (including reasonable attorneys' fees) sustained or incurred as a result of any act or decision concerning the LLC tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was not the result of gross negligence, fraud, bad faith or willful misconduct by the Partnership Representative. The Partnership Representative shall be entitled to rely on the advice of legal counsel as to the nature and scope of his responsibilities and authority as Partnership Representative, and any act or omission of the Partnership Representative pursuant to such advice shall in no event subject the Partnership Representative to liability to the LLC or other Member.

11.14 Creditors Not Benefited. Nothing in this Agreement is intended to benefit any creditor of the Company or of any Interest Owner. No creditor of the Company or of any Interest Owner will be entitled to require the Members to solicit or accept any loan or additional Capital Contribution for the Company or to enforce any right which the Company or any Interest Owner may have against an Interest Owner, whether arising under this Agreement or otherwise.

11.15 Waivers. The failure of any party to seek redress for violation of, or to insist upon, the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act that would have originally constituted a violation, from having the effect of an original violation.

11.16 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. These rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the undersigned, being all of the Manger and Members and Interest Owners, and have caused this Agreement to be duly adopted by the Company as of the 15th day of March, 2017, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

THE COMPANY:

SHANTI ELIXIRS, LLC

DocuSigned by:

BY: Shanti Volpe

SHANTI VOLPE, MANAGER

DocuSigned by:

BY: Kevin Volpe

KEVIN VOLPE, MANAGER

THE MANAGERS:

DocuSigned by:

Shanti Volpe

FBEE9BF11C484F3...

SHANTI VOLPE

DocuSigned by:

Kevin Volpe

5D7665D7D831439...

KEVIN VOLPE

THE INTEREST OWNERS and MEMBERS:

DocuSigned by:

Shanti Volpe

FBEE9BF11C484F3...

SHANTI VOLPE

DocuSigned by:

Kevin Volpe

5D7665D7D831439...

KEVIN VOLPE

OPERATING AGREEMENT
OF
SHANTI ELIXIRS, LLC
EXHIBIT A

Names and Addresses of Interest Owners	Member or Economic Interest Owner	Initial Capital Contribution	Percentage Interest
Shanti Volpe 92 Dorothy Lille Lane Weaverville, NC 28787_	Member	$90	90%
Kevin Volpe 92 Dorothy Lille Lane Weaverville, NC 28787_	Member	$10	10%
Total:		**$100**	**100%**

4825-3582-4297, v. 1